Exhibit 99.2

Gorilla Technology Group Inc. and Subsidiaries

Condensed Interim Consolidated Financial Statements (Unaudited)

For the Nine Months Ended September 30, 2025 and 2024

Gorilla Technology Group Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Expressed in United States dollars)

	As of
	September 30,	December 31,
	2025	2024
Items	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$110,154,134	$21,699,202
Financial assets at fair value through profit or loss (“FVTPL”)	1,000	1,000
Restricted deposits	11,293,830	15,773,099
Accounts receivable, net	36,532,310	25,670,157
Other receivables, net	416,306	432,696
Unbilled receivables (Contract assets)	56,325,755	34,306,195
Inventories	-	5,199
Prepayments	14,065,030	28,632,212
Other current assets	148,909	151,816
Total current assets	228,937,274	126,671,576

Non-current assets
Property and equipment	16,220,642	14,939,143
Right-of-use assets	656,181	505,345
Intangible assets	2,532,574	2,931,661
Deferred tax assets, net	11,290,577	6,938,213
Prepayments	231,841	315,304
Financial assets at FVTPL	4,000,000	-
Other non-current assets	2,576,450	1,494,740
Total non-current assets	37,508,265	27,124,406
Total assets	$266,445,539	$153,795,982

(Continued)

Gorilla Technology Group Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Expressed in United States dollars)

	As of
	September 30,	December 31,
	2025	2024
Items	(Unaudited)	(Audited)
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	$10,316,113	$15,073,458
Long-term borrowings, current portion	1,017,012	1,972,371
Accounts and other payables	38,024,239	28,490,211
Lease liabilities	298,017	210,448
Stock warrant liabilities	536,728	20,082,272
Unearned revenue (Contract liabilities)	-	273,227
Provisions	65,196	37,673
Income tax liabilities	12,471,229	9,028,829
Other current liabilities	99,079	142,796
Total current liabilities	62,827,613	75,311,285
Non-current liabilities
Long-term borrowings	3,746,221	4,372,188
Lease liabilities	561,877	579,699
Guarantee deposits	392,299	364,047
Provisions	5,452	22,013
Deferred tax liabilities	653,114	42,897
Total non-current liabilities	5,358,963	5,380,844
Total liabilities	68,186,576	80,692,129
Equity
Ordinary share capital	25,309	19,443
Capital surplus	355,479,664	254,585,267
Share application money pending allotment	48,637	-
Accumulated deficit	(156,770,038)	(148,238,729)
Foreign currency translation reserve	(524,609)	(55,500)
Treasury shares	-	(33,206,628)
Equity attributable to owners of the parent	198,258,963	73,103,853
Total equity	198,258,963	73,103,853
Total liabilities and equity	$266,445,539	$153,795,982

Gorilla Technology Group Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(Expressed in United States dollars)

	Nine Months Ended September 30,
Items	2025	2024
Revenue	$65,803,253	$40,729,601
Cost of revenue	(42,477,042)	(13,550,000)
Gross profit	23,326,211	27,179,601
Operating expenses:
Selling and marketing expenses	(1,123,092)	(855,096)
General and administrative expenses	(12,471,330)	(9,480,120)
Research and development expenses	(2,051,298)	(1,544,814)
Currency exchange losses, net*	(14,992,410)	(6,635,774)
Fair value remeasurement of financial instruments, net	(1,335,052)	(12,889,279)
Other gains (losses), net	1,288	(7,639)
Total operating expenses	(31,971,894)	(31,412,722)
Operating loss	(8,645,683)	(4,233,121)
Non-operating income (expenses)
Interest income	2,300,420	842,820
Finance costs	(428,924)	(566,431)
Non-operating income (expenses)	1,871,496	276,389
Loss before income tax	(6,774,187)	(3,956,732)
Income tax expense	(1,757,122)	(2,213,166)
Loss for the period	(8,531,309)	(6,169,898)
Other comprehensive income (loss)
Components of other comprehensive income (loss) that may not be reclassified to profit or loss
Remeasurement of defined benefit plans	-	(44,804)
Components of other comprehensive income (loss) that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(469,109)	(605,309)
Other comprehensive loss for the period, net of tax	(469,109)	(650,113)
Total comprehensive loss for the period	(9,000,418)	(6,820,011)
Loss per share
Basic	$(0.41)	$(0.64)
Diluted	$(0.41)	$(0.64)
Weighted average ordinary shares used in computing loss per share
Basic	20,941,912	9,701,845
Diluted	20,941,912	9,701,845

*

Currency exchange losses, net primarily include amounts of $18,017,727 and $7,180,891 during the nine months ended September 30, 2025 and 2024, respectively, due to depreciation of the Egyptian pound against the U.S. dollar.

Gorilla Technology Group Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Nine Months Ended September 30, 2025 and 2024

(Expressed in United States dollars)

	Equity attributable to owners of the parent
		Capital Surplus
	Ordinary Share Capital	Additional paid in capital	Employee share options	Restricted share units	Share application money pending allotment	Accumulated deficit	Foreign currency translation reserve	Treasury shares	Total

Balance at January 1, 2025	$19,443	$253,786,028	$764,333	$34,906	$-	$(148,238,729)	$(55,500)	$(33,206,628)	$73,103,853
Loss for the period	-	-	-	-	-	(8,531,309)	-	-	(8,531,309)
Other Comprehensive loss for the period	-	-	-	-	-	-	(469,109)	-	(469,109)
Total comprehensive loss for the period	-	-	-	-	-	(8,531,309)	(469,109)	-	(9,000,418)
Stock issued against exercise of employee stock option plans	2	17,794	-	-	48,637	-	-	-	66,433
Acquisition of treasury stock	-	-	-	-	-	-	-	(1,798,849)	(1,798,849)
Share-based payment for professional services	15	271,035	-	-	-	-	-	-	271,050
Stock issued against restricted share units	256	879,175	-	381,089	-	-	-	-	1,260,520
Issuance of ordinary shares, pre-funded warrants (“PFW”), and reissuance of treasury stock	3,044	69,991,332	-	-	-	-	-	35,005,477	104,999,853
Issuance costs related to issuance of ordinary shares and PFW	-	(6,563,806)	-	-	-	-	-	-	(6,563,806)
Stock issued against exercise of stock warrants	2,549	35,917,778	-	-	-	-	-	-	35,920,327
Balance at September 30, 2025	$25,309	$354,299,336	$764,333	$415,995	$48,637	$(156,770,038)	$(524,609)	$-	$198,258,963

	Equity attributable to owners of the parent
		Capital Surplus
	Ordinary Share Capital	Additional paid in capital	Employee share options	Restricted share units	Share application money pending allotment	Accumulated deficit	Foreign currency translation reserve	Treasury shares	Total

Balance at January 1, 2024	$7,846	$165,228,386	$764,333	$175,599	$-	$(83,399,309)	$955,018	$(29,580,140)	$54,151,733
Loss for the period	-	-	-	-	-	(6,169,898)	-	-	(6,169,898)
Other Comprehensive loss for the period	-	-	-	-	-	(44,804)	(605,309)	-	(650,113)
Total comprehensive loss for the period	-	-	-	-	-	(6,214,702)	(605,309)	-	(6,820,011)
Acquisition of treasury stock	-	-	-	-	-	-	-	(3,626,488)	(3,626,488)
Share-based payment for professional services & acquisition of intangible asset	127	722,050	-	-	-	-	-	-	722,177
Stock issued against exercise of convertible preference shares	2,509	8,304,992	-	-	-	-	-	-	8,307,501
Stock issued against restricted share units	31	30,708	-	15,277	-	-	-	-	46,016
Issuance of ordinary shares	2,143	11,287,861	-	-	-	-	-	-	11,290,004
Balance at September 30, 2024	$12,656	$185,573,997	$764,333	$190,876	$-	$(89,614,011)	$349,709	$(33,206,628)	$64,070,932

Gorilla Technology Group Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

(Expressed in United States dollars)

	Nine Months Ended September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	$(6,774,187)	$(3,956,732)
Adjustments to reconcile loss to net cash used in operating activities:
Expected credit losses	6,107	628,908
Depreciation expenses	547,057	421,102
Amortization expenses	460,082	664,840
Gain on disposal of property and equipment	-	(350)
Share-based payment expenses	271,050	722,177
Share-based compensation expenses	1,260,520	46,016
Interest expense	428,924	566,431
Interest income	(2,300,420)	(842,820)
Unrealized exchange loss, net	14,200,162	6,204,669
Fair value remeasurement of financial instruments, net	1,335,052	12,935,425
Changes in working capital
Changes in working capital assets
Unbilled receivables (Contract assets)	(64,580,853)	(37,806,475)
Accounts receivable, net	16,442,676	17,321,735
Inventories	5,362	(27)
Prepayments	16,400,744	(7,644,607)
Other receivables	(4,737)	(1,479)
Other assets	(971,181)	(534,644)
Changes in working capital liabilities
Unearned revenue (Contract liabilities)	(297,290)	(42,713)
Accounts and other payables	8,889,265	1,574,722
Provisions	2,738	(49,017)
Other liabilities	(50,791)	8,129
Guarantee deposits	546	27,164
Cash flows used in operations	(14,729,174)	(9,757,546)
Interest received	2,321,991	746,403
Interest paid	(462,033)	(821,347)
Income tax paid	(2,212,279)	(55,405)
Net cash flows used in operating activities	(15,081,495)	(9,887,895)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(524,902)	(475,415)
Proceeds from disposal of property and equipment	-	1,650
Acquisition of intangible assets	(54,987)	(40,125)
Investment in financial assets at FVTPL	(4,000,000)	(588,600)
Dividend distribution from financial assets at FVTPL	-	1,536,555
Investment in restricted deposits	(9,539,696)	-
Proceeds from restricted deposits	14,373,072	17,748,269
Net cash flows from investing activities	253,487	18,182,334
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	15,145,922	7,165,924
Repayments of short-term borrowings	(20,874,199)	(7,217,546)
Repayments of long-term borrowings	(2,018,709)	(1,250,407)
Principal repayment of lease liabilities	(227,739)	(109,388)
Repayments of loan from shareholders	-	(3,000,000)
Acquisition of treasury stock	(1,798,849)	(3,626,489)
Proceeds from exercise of stock options	66,433	-
Proceeds from issuance of preferred shares and stock warrants	15,039,730	9,650,000
Proceeds from issuance of ordinary shares and PFW	104,999,853	-
Payment of issuance costs related to issuance of ordinary shares and PFW	(6,524,746)	-
Proceeds from issuance of ordinary shares	-	11,290,004
Net cash flows from financing activities	103,807,696	12,902,098
Effect of foreign exchange rate changes	(524,756)	306,017
Net increase in cash and cash equivalents	88,454,932	21,502,554
Cash and cash equivalents at beginning of period	21,699,202	5,306,857
Cash and cash equivalents at end of period	$110,154,134	$26,809,411

Reconciliation of non-IFRS Financial Measures to IFRS Measures

Reconciliation of Operating Loss to EBITDA and Adjusted EBITDA

	Nine Months Ended September 30
	2025	2024
Items	(Unaudited and Unreviewed)
	(Amount in USD)
Operating loss (IFRS)	$(8,645,683)	$(4,233,121)
Add: Depreciation expenses	547,057	421,102
Add: Amortization expenses	460,082	664,840
EBITDA (non-IFRS)	$(7,638,544)	$(3,147,179)
Add: Exchange loss from currency devaluation	18,017,727	7,180,891
Add: Fair value remeasurement of financial instruments, net	1,335,052	12,889,279
Add: Stock-based compensation expenses	1,260,520	46,016
Adjusted EBITDA (non-IFRS)	$12,974,755	$16,969,007

Reconciliation of Net Loss and Loss per Share to Adjusted Net Income and Adjusted Earnings per Share

	Nine Months Ended September 30
	2025		2024
Items	(Unaudited and Unreviewed)
	(Amount in USD)
	Amount	EPS Impact per share	Amount	EPS Impact per share
Net loss (IFRS)	$(8,531,309)	$(0.41)	$(6,169,898)	$(0.64)
Add: Exchange loss from currency devaluation	18,017,727	0.86	7,180,891	0.74
Add: Fair value remeasurement of financial instruments	1,335,052	0.06	12,889,279	1.33
Add: Stock-based compensation expenses	1,260,520	0.07	46,016	0.01
Less: Tax effects of stock-based compensation expenses	(21,170)	(0.00)	(107)	(0.00)
Adjusted Net income (non-IFRS)	$12,060,820	$0.58	$13,946,181	$1.44
Adjusted diluted earnings per share (non-IFRS)		$0.56		$1.44